SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 16, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes           No X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes           No X
                                  ---          ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

 Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated April 16, 2004, announcing a partnership with Schneider Electric to bring next-generation services and digital solutions to automation and production engineering markets.

   Schneider Electric and Dassault Systemes Partner to Bring Next-generation Services and Digital Solutions to Automation and Production Engineering Markets

 Schneider Electric launches new company to develop Consulting and Services for industrial performance and to sell DELMIA Solutions from Dassault Systemes

    Dassault Systemes introduces new collaborative programming and lifecycle management environment for Automation


Paris, France - April,16, 2004 - Schneider Electric (ISIN: FR0000121972), leader in "Power & Control", and Dassault Systemes (Nasdaq: DASTY; Euronext Paris:
#13065, DSY.PA) today announced a business partnership to sell DELMIA Solutions, and develop Consulting and Services for the Automation and Production Engineering (production process planning, production assembly processes, and factory simulation) markets.

The partnership is structured around a new company called Dextus, fully owned by Schneider Electric, and software solutions from Delmia Corp., a Dassault Systemes company.

Centered on mutual value creation, the partnership will leverage the companies' respective strengths: Schneider Electric's know-how in the industrial field and knowledge of the industrial market, and Dassault Systemes' expertise in software solutions for Automation and Production Engineering.

"Until now, Schneider Electric has brought its industrial customers high performance automation solutions for their production lines. With Dextus and DELMIA solutions, Schneider Electric will bridge the gap between automation and process design and maintenance," said Eric Pilaud, executive vice-president, Strategic Deployment, Schneider Electric.

"This is a significant move for Dassault Systemes and the industry," said Bernard Charles, president and CEO, Dassault Systemes. "The automation market offers great potential. Teaming up with Schneider Electric, a world leader in automation, is an ideal way for Dassault Systemes to extend the advantages of virtual product development to the companies in this sector. The partnership is also an important step in our open strategy to expand our boundaries beyond PLM."

DELMIA Automation: a new product line from Dassault Systemes

DELMIA Automation addresses all automation industries and enables companies to digitally define, control, and monitor automated systems. With its unique Logic Control Modeler (LCM), DELMIA Automation will provide, for the first time in the automation market, a "digital and generative model" of the control logic of an entire automation system independent of the PLC hardware. In addition, DELMIA Automation will deliver PLC program validation entirely in a 3D virtual environment. Control and process engineers will now work on a common, collaborative platform.

Dextus: Mastering production fluidity

Dextus will develop all the services required to implement a new approach for end users, line and machine builders, from production process definition to commissioning. Dextus' core business will focus on Consulting around organization, project management, design process definition, information system definition and implementation.

Dextus will provide companies in the industrial and automation markets with new solutions and approaches to help them improve industrial performance, reduce startup time on the manufacturing floor, and shorten time to market for new products.

Dextus and Delmia Corp. will extend DELMIA PLM solutions for Production Engineering activities ranging from process planning to general assembly processes and factory simulation to address new industry sectors such as Discrete Manufacturing, Consumer Package Goods, Food & Beverage, and Pharmaceuticals.

Dextus will sell and provide services for both DELMIA PLM solutions and DELMIA Automation. In addition, Dextus will become a Gold Software Partner in Dassault Systemes' CAA V5 Software Community Program in order to develop the integration of DELMIA Automation products on programmable logic controllers (PLC).

"Our partnership brings to automation and production engineering a real technological breakthrough and provides customers innovative consulting, solutions and approaches allowing them to improve industrial performance and implement a true business transformation," said Anne Munchenbach, CEO of Dextus.

                                       ###

About Schneider Electric
Schneider Electric is the world's Power & Control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries. Information about Schneider Electric is available at http://www.schneider-electric.com.
             ---------------------------------

Schneider Electric Press Contacts:
Veronique Moine   tel. +33 (0)1 41 29 70 76   fax +33 (0)1 41 29 71 95   veronique_moine@mail.schneider.fr
                                                                        ---------------------------------
Michel Calzaroni / Olivier Labesse (DGM)  tel. +33 (0)1 40 70 11 89   fax +33 (0)1 40 70 90 46
Schneider Electric Investor Relations: Alexandre Brunet   tel. +33 (0)1 41 29 70 71  fax +33 (0)1 41 29 71 42
http://www.schneider-electric.com  ISIN: FR0000121972
----------------------------------

About Dassault Systemes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA(R), ENOVIA(R), DELMIA(R), SMARTEAM(R)), general-use 3D solutions (SolidWorks), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.

Dassault Systemes Press Contacts:
Derek Lane  +1 818 673 2243  derek_lane@ds-us.com
                             --------------------
Anthony Marechal  + 33 (0)1 55 49 84 21  anthony_marechal@ds-fr.com
                                         --------------------------
Dassault Systemes Investor Contact: Harriet Keen (Financial Dynamics) + 44 207 831 3113

About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.
                                                        ---------------------

Delmia Corp. Press Contact:  Peter Schmitt + 1 248 205 5215 pschmitt@delmia.com
                                                            -------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: April 16, 2004                  By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration

                             SHEARMAN & STERLING LLP
                           Avocats au Barreau de Paris

                          114 AVENUE DES CHAMPS-ELYSEES
                                   75008 PARIS
                                     FRANCE
                               +33(1)-53-89-70-00

                                 April 16, 2004


VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                             Dassault Systemes S.A.
            Current Report on Form 6-K (Commission File No. 0-28578)
            --------------------------------------------------------


Ladies and Gentlemen,

         On behalf of Dassault Systemes S.A., please find enclosed a copy of a Report on Form 6-K, dated April 16, 2004, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

         If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in our Paris office at (33-1) 53.89.70.00.



                                              Very truly yours,


                                              Linda A. Hesse




cc:   Thibault de Tersant
      Didier Gaillot
      Sophie de Roux
      Segolene Moignet
               Dassault Systemes S.A.




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